

SEC   18006399

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

FACING PAGE

SEC FILE NUMBER
8- 66882

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/17__ AND ENDING __12/31/17__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.L.K. Capital Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

40 Skokie Blvd., Suite 430
                            (No. and Street)

Northbrook   **IL**   **60062**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall S. Winters   **(847) 919-3544**
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

                (Name – if individual, state last, first, middle name)

900 Circle 75 Parkway SE, Suite 1100   **Atlanta**   **Georgia**   **30339**
              (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Randall S. Winters_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__E.L.K. Capital Advisors, LLC_____ , as

of _____December 31_____ , __2017__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

E.L.K. CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULES
For the Year Ended December 31, 2017

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E.L.K. Capital Advisors, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2004.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2018
Atlanta, Georgia

Rubio CPA, PC

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	657,217
Accounts receivable		226,087
Office furniture and equipment, net of accumulated depreciation of $54,469		4,891
Deposits and other		4,190
	$	892,385

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued expenses	$	20,809
Payable to Principal		36,000
Total liabilities		56,809
Stockholder's equity		835,576
Total liabilities and stockholder's equity		892,385

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
December 31, 2017

REVENUES:		
Placement fees	$	312,864
Advisory fees		1,107,908
Other income		173
Total revenue		1,420,945
EXPENSES:		
Compensation and benefits		205,564
Communications and data processing		9,986
Occupancy		9,000
Other operating expenses		66,306
Total expenses		290,856
NET INCOME	$	1,130,089

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

	2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,130,089
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,485
Increase in accounts receivable	(203,587)
Increase in deposits and other	(3,671)
Increase in accounts payable and accrued expenses	24,422
Net cash provided by operating activities	948,738
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(3,308)
Net cash used by investing activities	(3,308)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(375,000)
Additional Paid-in Capital	10,000
Net cash used by financing activities	(365,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	580,430
CASH AND CASH EQUIVALENTS:	
Beginning of year	76,787
End of year	657,217

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

	Paid In Capital	Retained Earnings	Total
Balance, December 31, 2016	$ 281,000	$ (210,513)	$70,487
Net income		1,130,089	1,130,089
Contributions of capital	10,000		10,000
Distributions to stockholder		(375,000)	(375,000)
Balance, December 31, 2017	$ 291,000	$ 544,576	$ 835,576

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company by its sole Stockholder, ELK Investments, Inc., to provide advisory and consulting services related to capital raising activities and mergers and acquisitions for limited partnerships and private equity funds throughout the United States. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority.

Income Taxes: The Company has elected to be an S corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its stockholder and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a S corporation, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

New Accounting Pronouncements: In May 2014, FASB issued a new accounting pronouncement regarding revenue recognition effective for 2018. Management is currently evaluating the effect of this pronouncement on the financial statements and related disclosures.

In February 2016, FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect of this pronouncement on the financial statements and related disclosures.

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Date of Management's Review and Subsequent Events: Subsequent events were evaluated through the date the financial statements were issued. A distribution was paid to the stockholder on January 2, 2018 for $575,000.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company, Other consulting fees are recognized as billed.

NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $600,409 which was $595,409 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .1 to 1.0.

NOTE 3 -CONCENTRATIONS

Approximately 95% of all revenues earned during 2017 were from three customers.

NOTE 4 -EMPLOYEE BENEFIT PLAN

The Company maintains a profit sharing and 401(k) plan covering all eligible employees. The plan provides for both discretionary profit sharing contributions and safe harbor matching contributions by the Company as annually determined by its Stockholder. Employer contributions for 2017 amounted to $36,000.

NOTE 5 -LEASES

During 2017, the Company leased office premises under operating leases and received sublease income from a registered rep. The Company reduced its office space requirements effective March 1, 2018 resulting in $750 rental expense from March 1 through the end of the lease on April 30, 2018. The Company's commitment under its office premises leases at December 31, 2017 is approximately the following:

2018	$4,500

Rent expense for 2017, net of sublease rental income of $9,000, was approximately $9,000.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION
ACT OF 1934

December 31, 2017

Net Capital

Total stockholder's equity qualified for net capital	$ 835,576
Deduction for non-allowable assets:	
Accounts receivable	(226,087)
Deposits and other assets	(4,189)
Office furniture and equipment	(4,891)
Net capital before haircuts	600,409
Less haircuts	-
Net capital	600,409
Minimum net capital required	5,000
Excess net capital	595,409
Aggregate Indebtedness:	
Liabilities	56,808
Minimum net capital based on aggregate indebtedness	3,787
Ratio of aggregate indebtedness to net capital	.1 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in the amended FOCUS Part IIA and net capital as reported above.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSIONRULE 15c3-3
DECEMBER 31, 2017

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule 15c3-3 paragraph (k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
E.L.K. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) E.L.K. Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E.L.K. Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) E.L.K. Capital Advisors, LLC stated that E.L.K. Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. E.L.K. Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.L.K. Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2018
Atlanta, GA

Rubio CPA, PC

E.L.K. CAPITAL ADVISORS, LLC

Supplementary Information
Pursuant to Rule 17(a)-S of the
Securities Exchange Act of 1934

December 31, 2017

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.